SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia – Copel
Third Quarter 2004 Results

FOR IMMEDIATE RELEASE

COPEL ANNOUNCES THIRD QUARTER 2004 RESULTS

Curitiba, Brazil, November 12, 2004 – Companhia Paranaense de Energia – Copel (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPLE3, CPLE5, CPLE6), a leading Brazilian utility company that generates, transmits, and distributes electric power to the State of Paraná, today announced its operating results for the third quarter of 2004 (3Q04). All figures included in this report are in Reais (R$) and were prepared in accordance with Brazilian GAAP (corporate law).

HIGHLIGHTS

  Net Revenues from January to September 2004: R$ 2,734.0 million – a 27% increase compared to the same period of previous year. In the third quarter of 2004, Net Revenues amounted to R$ 984.8 million.
  Operating Income from January to September 2004: R$ 469.0 million. In the third quarter, operating income totaled R$ 196.3 million.
  Net income for the first nine months of 2004 reached R$ 297.7 million (R$ 1.09 per thousand shares). In the third quarter alone, net income amounted to R$ 125.0 million.
  Total power consumption throughout direct distribution area and free customers increases 1.8% from January to September 2004.
  EBITDA from January to September 2004: R$ 711.6 million In the third quarter of 2004, EBITDA amounted to R$ 253.0 million.

Copel Investor Relations Department
ri@copel.com

Ricardo Portugal Alves	Solange Maueler Gomide
(55) (41) 331-4311	(55) (41) 331-4359
www.copel.com

KEY EVENTS

Net income: From January through September 2004, COPEL recorded a profit of R$ 297.7 million, or R$ 1.09 per lot of one thousand shares.

Market expansion: Total power consumption throughout COPEL’s direct distribution area grew by 1.8% from January through September 2004 compared to the same period of 2003.

Residential, commercial, and rural consumer segments grew by 1.9%, 6.1%, and 5.9%, respectively. In September 2004, the number of billed commercial customers was 3.6% greater than that of September 2003. The good performance of the commercial segment is due to the modernization of the sector and the opening of new businesses. The growth of the rural segment is due mainly to increased exports of agricultural, livestock, and agro-industrial products.

Industrial consumption throughout COPEL’s concession area dropped by 1.0% compared with the same period of 2003 on account of some major unregulated (free) industrial customers having ceased to be COPEL’s clients. If it were not for these customers, the industrial segment would have recorded a growth of 8.8%, and the total power consumption throughout COPEL’s concession area would have increased by 5.7%.

Overdue customers: The rate increase discount afforded to electricity bills paid when due has caused a significant drop in the number of lapsed bills. In June 2003, overdue bills accounted for R$ 187 million, or 5.4% of the Company’s 12-month gross revenues. In December 2003, this figure had dropped to 2.6% of the 12-month gross revenues, or R$ 114 million, and in September 2004, it reached R$ 119 million (or 2.7% of gross revenues). The slight increase in overdue bills in 2004 reflects mostly the rate increases passed on to customers in January (15% on average) and in June (9% on average). The method employed to calculate the levels of overdue bills is to divide the amounts overdue for 15 to 360 days by the 12-month gross revenues.

UEG Araucária: On August 14th 2003, COPEL filed a lawsuit against UEG Araucária (“Ação Cautelar de Produção Antecipada de Provas”), which is currently at the stage of court-ordered expert investigation. COPEL aims to gather proof in advance to demonstrate the current technical impossibility of operating the facility in a continuous, safe, and permanent manner.

The preliminary arbitration hearing before the Chamber of International Trade in Paris, scheduled for February 22nd 2004, was postponed, after it started, to April 15th 2004. At that time, COPEL expressly reinforced its refusal to accept arbitration, pointing out to the fact that a Brazilian court had judged to be null and void the clause providing for arbitration in the disputed contract, which led to the procedures in Paris. In July 2004, another hearing took place in Paris, and COPEL again restated its position. Both parties are now waiting for the ruling of the Arbitration Court regarding its own jurisdiction over the issues at hand. This ruling, however, will not influence or change the decisions of the Brazilian courts regarding the same matter.

ELEJOR – Centrais Elétricas do Rio Jordão S.A.: On December 18th 2003, COPEL signed a stock purchase agreement with Triunfo Participações to acquire their 30% interest in ELEJOR, thus increasing the Company’s stake from 40% to 70% of the power plant’s common shares. According to the agreement, this transaction would be effective upon approval by ANEEL, by the Council for Economic Law (CADE), and by the House of Representatives of the State of Paraná. On July 28th 2004, ANEEL issued Resolution 302, approving the increase in COPEL’s stake in ELEJOR. The State House of Representatives approved the deal under Law no. 14,501, dated September 14th 2004, as did CADE, at ordinary session no. 330 on September 15th 2004. Thus, on October 8th 2004, the transfer of common stock in Elejor from Triunfo Participações to COPEL was concluded.

Onda ISP: In sync with the strategic policy of strengthening COPEL’s core business, the Board of Officers approved the sale of COPEL’s interest in the Onda ISP to Lanis Ltda., one of Onda’s shareholders. The deal took place in July 2004, for R$ 400 thousand.

Global Finance Award: COPEL was chosen by the U.S. business magazine Global Finance as the Best Electric Power Utility and the Best Energy Services Provider in all of Latin America. It is the fourth time COPEL is awarded by Global Finance magazine in six years of existence of the awards.

COPEL, Paraná’s Largest Company: COPEL was chosen for the second year in a row as the largest company in Paraná and as the fourth largest company in southern Brazil, in the Greats & Leaders survey conducted by Amanhã magazine.

COPEL’s Fiftieth Anniversary: COPEL reaches the 50-year mark on October 26th 2004. To celebrate this day, COPEL, besides celebrating events in Paraná, will ring the opening bell of the New York Stock Exchange on November 22nd.

FINANCIAL AND OPERATING PERFORMANCE

Market Expansion

From January to September 2004, total power consumption through direct distribution reached 13,229 GWh, up by 1.8% versus the same period of 2003.

Taking into consideration free customers outside the State of Paraná, total consumption reached 14,137 GWh. This consumption growth mainly reflects the increase on the commercial (6.1%) and rural (5.9%) segments.

The good performance of the commercial segment is mainly due to its modernization and to the implementation of new commercial businesses. The number of commercial consumers grew by 3.6%, totaling 9,067 new connections during the period. Rural segment growth is mainly due to increased exports of agricultural and agribusiness products and also to the 2.0% higher number of connections at the rural region.
Industrial consumption at Copel’s concession area dropped 1.0% in comparison to the same period of 2003, because some major unregulated (free) industrial accounts dropped from COPEL’s customer base. Excluding such customers from the comparison base, industrial segment would have increased by 8.8%, and the total power consumption would have increased by 5.7%. The number of industrial customers grew by 3.0% compared to the previous year, accounting for 1,462 new industrial establishments during the quarter.

The residential segment increased by 1.9% compared with the same period of 2003, totaling 3,350 GWh of energy sold. In the course of this period, our customer base grew by 66,782.

The 8.4% decrease among free customers outside the State of Paraná is due to the reduction of the contracted energy amounts by some customers and to the termination of some contracts.

By the end of September 2004, Copel’s total number of customers amounted to 3,157,334, up by 2.8% versus September 2003.

Consumption by Segment
			in GWh

Segment	3Q04	3Q03%

Residential	3,350	3,287	1.9
Industrial	5,335	5,386	(1.0)
Commercial	2,259	2,128	6.1
Rural	990	935	5.9
Other	1,295	1,259	2.9
Subtotal	13,229	12,995	1,8
Free customers outside the State of Paraná (Industrial)	908	991	(8.4)

Total	14,137	13,986	1.1

Revenues

Net revenues reached R$ 2,734.0 million in the first nine months of 2004, up 26.9% compared to the R$ 2,153.7 million recorded in the same period of the previous year. This increase reflects, mainly, the reduction in the discount granted to due customers, with a power rate readjustments of 15%, on average, being passed on to customers from 01/01/2004 onwards, and of 9%, on average, from 06/24/2004; market expansion of 1,1% in the period; higher supply revenue due to greater power sales via bilateral contracts; and the increase in revenues for the use of transmission network following the transmission tariff readjustment approved by ANEEL Resolutions 307, of June 30, 2003 (increase of 45.2%), and ANEEL 71, of June 30, 2004 (increase of 10.8%), besides the incorporation of new assets to the base transmission network.

Gross Revenue
			(R$ thousands)

Revenues	9M04	9M03	% change

Residential	1,224,744	995,744	23.0
Industrial	1,088,625	848,725	28.3
Commercial	668,971	529,276	26.4
Rural	156,168	122,953	27.0
Other classes	276,919	225,574	22.8
Total Retail	3,415,427	2,722,272	25.5
Supply	320,669	221,092	45.0
Use of Transmission Lines	147,254	74,204	98.4
Telecom	29,062	23,422	24.1
Other	47,520	50,997	(6.8)

Total	3,959,932	3,091,987	28.1

Expenses

From January to September 2004, total operating expenses reached R$2,250.0 million, compared to R$ 1,865.8 million recorded in the same period of 2003. The main reasons for this variation in the period were:

  the 14.6% increase in the “personnel” line, chiefly due to pay rises awarded from collective labor agreement in October 2003 (10%) and March 2004 (5.5%), and hiring of new employees.

  the increase in the “pension plan and other benefits” line was due to expenses arising from retirement benefits (CVM Deliberation 371/2000). Besides the estimated actuarial amount, Copel is accounting R$ 37 million in the year as deficit recorded in the previous year.

  the increase in the “materials and suppliers” line, reflecting provision for the purchase capacity for UEG Araucária, with R$ 176.1 million being recorded from January to September 2004. Total provision in the supplier’s line (current liabilities) since May 2003, when Copel interrupted gas payment, totals R$ 390.5.

  at the “energy purchased for resale” line, the main amounts recorded are the following: R$ 316.9 million from ITAIPU, R$ 240.4 million from CIEN, R$ 33.1 million from Dona Francisca and R$ 50,9 million from Itiquira.

  the increase in “use and transmission grid” is mainly due to the tariff readjustment confirmed by ANEEL Resolution 307, of June 30, 2003 (45.2% increase) and by ANEEL Resolution 71, of June 30, 2004 (10.8% increase).

  the increase in “regulatory charges”, under which the following are booked: CCC – Fuel Consumption Account (R$ 131.4 million), financial compensation for the utilization of water resources (R$ 39.5 million), CDE – Energy Development Account (R$ 71.1 million) and ANEEL’s Electric Power Services Oversight Fee among other services (R$ 11.0 million).

  the decrease in “other operating expenses” mainly due to the reduction in insurance, as the policy was not renewed for UEG Araucária and by the provision for fiscal contingencies occurred during the third quarter of 2003.

(R$ thousands)

Operating Expenses	Jan - Sep 2004	Jan - Sep 2003	Var. (%)

Personnel	310,565	271,098	14.6
Pension plan and other benefits	102,557	78,375	30.9
Materials and suppliers	222,588	174,952	27.2
Third-party services	137,869	116,077	18.8
Electricity purchased for resale	720,507	595,897	20.9
Use of transmission grid	207,724	143,149	45.1
Depreciation and amortization	227,539	218,158	4.3
Regulatory charges	253,045	148,862	70.0
Other expenses	67,590	119,271	(43.3)

Total	2,249,984	1,865,839	20.6

EBITDA
EBITDA for the first 9 months of the year stood at R$ 711.6 million, up by 40.6% in comparison to the amount recorded in the same period of 2003 (R$ 506.1 million).

Financial Results
The financial income 18.5% increase, recorded in the first 9 months of 2004 is due, mainly, to higher interest income, fees and monetary variation in the period given the variation in IGP-DI, index used to readjust the amounts under CRC transferred to State Government.

Financial expenses increase, mainly due to lower Real appreciation versus US Dollar occurred from January to September 2004. Other factor that contributed to this increase was the increase from moratorium charges, mainly regarding gas purchase from UEG Araucária.

Operating Income
Copel’s operating income totaled R$ 469.0 million from January to September 2004.

Non-Operating Result
The non-operating result was primarily a reflection of the net effect from the deactivation/sale of goods and rights from permanent assets.

Net Income
From January to September 2004, Copel posted a net income of R$ 297.7 million. This result was influenced, basically, by the reduction in the discount granted to due customers (average increase of 15% in retail tariffs from January 1, 2004 onwards and 9% on average, as of June 24, 2004) and by the continued provision for gas for UEG Araucária.

Balance Sheet and Capex (Assets)
As of September 30, 2004, Copel’s total assets amounted to R$ 9,655.6 million.

First 9 months of the year Capex stood at R$ 193.1 million. Of this total, R$ 8.8 million went to generation projects, R$ 39.5 million to transmission, R$ 117.6 million to distribution and R$ 27.2 million to telecommunications.

Balance Sheet (Liabilities)
As of the same date, Copel’s total debt amounted to R$ 1,808.9 million, with a debt-to-equity ratio of 35.1%.

Shareholders’ equity stood at R$ 5,155.9 million, 3.4% more than the result recorded in September 2003, and equivalent to R$ 18.84 per 1,000 shares.

Debt Profile
			(R$ thousand)

Foreign Currency	Short Term	Long Term	Total

Eurobonus	446,326	-	446,326
BID	29,167	150,786	179,953
National Treasury	17,115	153,125	170,240
Eletrobrás	9	81	90
Banco do Brasil S/A	6,750	25,726	32,476

Total	499,367	329,718	829,085

Local Currency	Short Term	Long Term	Total

Eletrobrás	38,491	348,852	387,343
BNDES	5,338	1,327	6,665
Debentures	135,877	448,605	584,482
Other	200	1,199	1,399

Total	179,906	799,983	979,889

TOTAL	679,273	1,129,701	1,808,974

ADDITIONAL OPERATING INFORMATION

Main Operational and Financial Highlights

(As of September 30, 2004)

Generation
Number of power plants:	18 (17 hydro plants and 1 thermal plant)
Total installed capacity:	4,550 MW
Number of automated power plants:	10
Number of step up substations:	12
Number of automated step up substations:	10
Transforming capacity:	5,004 MVA

Transmission
Transmission lines:	6,993 km
Number of substations:	125
Number of automated substations:	125
Transforming capacity:	15,086 MVA

Distribution
Distribution lines:	165,576 km
Number of substations:	227
Number of automated substations:	176
Transforming capacity:	1,447 MVA
Served localities:	1,112
Served cities:	393
Number of consumers:	3,157,334
DEC (outage duration by consumer):	8:50 hours
FEC (outage frequency by consumer):	9.45 outages

Telecom
OPGW optical cables:	4,260 km
Self-sustained optical cables:	2,324 km
Served cities:	81
Number of clients:	188

Administration
Number of employees:	6,733
Consumer/distribution branch employee:	657

Financial
Book Value per 1,000 shares:	R$ 18.84
EBITDA:	R$ 711.6 million
Liquidity (current ratio):	0.89x

Average Tariffs as of December 2004 and 2003
			(R$/MWh)

Tariffs	Sep 2004	Sep 2003	% change

Retail	192.95	156.37	23.4
Initial supply contracts	75.58	66.32	14.0
Itaipu (purchase) *	94.33	94.37	0.0

(*) Furnas transmission tariff included

Retail Tariffs
			(R$/MWh)

Tariffs	Sep 2004	Sep 2003	% change

Residential	262.51	226.72	15.8
Industrial	149.83	112.26	33.5
Commercial	222.84	184.53	20.8
Rural	156.00	131.86	18.3
Other	166.79	139.05	19.9
Total Retail	192.95	156.37	23.4

Energy Flow (GWh)

Source

Own Generation	13,475
Energy Purchased	8,539
Itaipu	4,245
Ande	284
Cien	2,564
Autoproducers	1,446

Copel’s Total Available Power	22,014

State Demand	13,593
Retail	13,229
Wholesale	364
Free Customers	909
Initial Supply Contracts	52
Bilateral Contracts	3,146
Other	3,058
Losses	1,256

Main autoproducers: Itiquira (704 GWh), Dona Francisca (485 GWh) and Foz do Chopim (131 GWh).

Main bilateral contracts: Elektro (734 GWh) and Celesc (1,961 GWh).

Shareholder Structure (millions of shares)

As of September 30, 2004

FINANCIAL STATEMENTS - Copel

SUMMARIZED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2004
Translation from the original in Portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS

	12/31/2003	03/31/2004	06/30/2004	09/30/2004	09/30/2003
Current
Cash in hand	348,881	345,337	363,888	468,706	501,055
Customers and distributors	698,282	737,474	763,045	888,739	653,653
Allowance for doubtfull accounts	(51,570)	(51,522)	(67,687)	(84,951)	(57,133)
Third-parties services, net	878	2,047	3,587	2,749	1,382
Dividends receivable	9,950	9,440	1,851	787	570
Services in progress	4,238	4,467	4,345	4,698	3,757
CRC transferred to State Govemment	123,885	112,353	140,503	169,283	99,668
Taxes and social contributions paid in advance	76,891	82,415	99,017	71,817	67,688
Material and supplies	27,189	23,867	28,015	27,177	17,214
Account for compensation of "Portion A"	59,463	109,408	171,832	183,681	30,939
Other	93,054	47,987	45,804	44,536	10,968

	1,391,141	1,423,273	1,554,200	1,777,222	1,329,761

Long-term assets
Customers and distributors	72,274	70,765	64,548	60,698	67,365
CRC transferred to State Govemment	912,441	932,700	963,579	985,858	904,096
Taxes and social contributions paid	653,256	635,561	622,610	624,502	578,065
in advance
Judicial Deposits	112,385	121,809	125,979	131,982	107,957
Intercompany receivables	61,263	79,536	134,562	185,513	36,970
Account for compensation of "Portion A"	178,390	182,347	196,381	164,420	216,573
Other	72,612	72,445	73,854	46,442	58,076

	2,062,621	2,095,163	2,181,513	2,199,415	1,969,102

Permanent
Investments	455,702	455,383	461,526	476,187	494,644
Property, plant and equipment
In service	5,490,029	5,464,844	5,462,372	5,449,780	5,446,701
Construction in progress	463,372	466,111	459,941	459,940	465,993
( - ) Special liabilities	(677,523)	(683,448)	(696,009)	(706,948)	(669,403)
	5,275,878	5,247,507	5,226,304	5,202,772	5,243,291

	5,731,580	5,702,890	5,687,830	5,678,959	5,737,935

Total	9,185,342	9,221,326	9,423,543	9,655,596	9,036,798

SUMMARlZED ANANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2004
Translation from the original in Portuguese (amounts expressed in thousands of Brazilian Reais)

Liabilities and Shareholders' equity

	12/31/2003	03/31/2004	06/30/2004	09/30/2004	09/30/2003
Current
Loans and financing	108,499	117,214	575,965	543,396	115,358
Debentures	157,859	106,242	124,331	135,877	33,227
Suppliers	400,984	523,321	646,777	713,094	487,834
Taxes and social contributions	320,037	252,282	274,960	319,851	284,046
Interest on own capital	43,219	38,725	12,682	12,672	637
Accrued payroll costs	71,757	73,639	69,297	81,501	71,318
Pension plan and other post-retirement benefits	92,173	90,037	91,765	93,706	76,429
Regulatory charges	50,106	71,101	72,606	77,729	56,435
Customers and other	24,509	30,092	23,836	24,419	40,990

	1,269,143	1,302,653	1,892,219	2,002,245	1,166,274

Long-term liabilities
Loans and financing	1,186,492	1,165,382	736,021	681,096	1,205,582
Debentures	506,761	417,956	434,469	448,605	600,698
Suppliers	272,889	264,663	256,176	248,412	889
Pension plan and other post-retirement benefits	565,895	570,191	570,620	570,248	584,671
Swap operations	33,724	42,005	25,678	78,636	11 ,585
Taxes and social contributions	82,316	100,643	68,961	60,725	73,045
Intercompany receibables	-	-	-	-	-
Provision for contingencies	408,304	408,304	406,829	408,095	407,671
Regulatory charges	1,588	1,588	1,588	1,588	-

	3,057,969	2,970,732	2,500,342	2,497,405	2,884, 141

Shareholders' equity
Capital stock	2,900,000	2,900,000	3,480,000	3,480,000	2,900,000
Capital reserves	817,293	817,293	817,293	817,293	817,293
Income reserves	1,140,937	1,230,648	733,689	858,653	1,269,090

	4,858,230	4,947,941	5,030,982	5,155,946	4,986,383

Total	9,185,342	9,221,326	9,423,543	9,655,596	9,036,798

Quarterly Income Statement

Translation from the original in Portuguese (amounts expressed in thousands of Brazilian Reais)

					Consolidated

INCOME STATEMENT	4th Q.2003	1st Q.2004	2nd Q.2004	3rd Q.2004	09/30/2004	09/30/2003

Operating revenues
Electricity sales to final customers	1,014,201	1,102,278	1,094,169	1,218,980	3,415,427	2,722,272
Electricity sales to distributors	113,065	104,426	100,406	115,837	320,669	221,092
Use of transmission plant	37,914	43,560	41,989	61,705	147,254	74,204
Telecom revenues	8,790	9,500	9,767	9,795	29,062	23,422
Other revenues	13,485	15,206	17,079	15,235	47,520	50,997
	1,187,455	1,274,970	1,263,410	1,421,552	3,959,932	3,091,987

Deductions from operating revenues	(350,365)	(395,394)	(393,737)	(436,796)	(1,225,927)	(938,255)

Net operating revenues	837,090	879,576	869,673	984,756	2,734,005	2,153,732
Operating expenses
Payroll	129,205	96,349	106,412	107,804	310,565	271,098
Pension plan	27,815	34,132	34,184	34,241	102,557	78,375
Materials and supplies	14,414	11,332	11,763	14,613	37,708	30,761
Raw material for production of electric energy	62,040	78,246	46,855	59,779	184,880	144,191
Third-party services	53,240	44,534	44,076	49,259	137,869	116,077
Electricity purchase for resale	494,495	231 ,267	255,561	233,679	720,507	595,897
Transport of electricity capacity	4,193	4,165	889	9,400	14,454	13,517
Charges for the use of transmission grid	90,261	51,937	54,168	87,165	193,270	129,632
Depreciation and amortization	74,184	75,606	75,717	76,216	227,539	218,158
Regulatory charges	69,918	80,789	65,834	106,422	253,045	148,862
Other expenses	9,694	9,737	28,372	29,481	67,590	119,271
	1,029,459	718,094	723,831	808,059	2,249,984	1,865,839

Result of operations	(192,369)	161,482	145,842	176,697	484,021	287,893

Equity Investment	9,341	7,018	7,115	7,713	21,846	22,389

Financial income (expenses)
Financial income	89,395	76,992	108,817	90,622	276,431	233,225
Financial expenses	(106,069)	(103,461)	(131,120)	(78,709)	(313,290)	(69,810)
	(16,674)	(26,469)	(22,303)	11,913	(36,859)	163,415

Operating income (expenses)	(199,702)	142,031	130,654	196,323	469,008	473,697

Non-operating income (expenses)	40,799	(880)	(586)	(3,027)	(4,493)	(61,329)

Income (loss) before income tax	(158,903)	141,151	130,068	193,296	464,515	412,368

Income tax and Social contribution
Income tax	51,419	(37,790)	(34,301)	(50,141)	(122,232)	(111,658)
Social contribution	18,316	(13,650)	(12,726)	(18,191)	(44,567)	(40,405)
	69,735	(51,440)	(47,027)	(68,332)	(166,799)	(152,063)

Net income (loss)	(89,168)	89,711	83,041	124,964	297,716	260,305

Earning (loss) per thousand shares	(0.3258)	0.3278	0.3035	0.4566	1.0879	0.9512

FINANCIAL STATEMENTS - SUBSIDIARIES

SUMMARIZED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2004
Translation from the original in Portuguese (amounts expressed in thousands of Brazilian Reais)

Assets	GER	TRA	DIS	TELECOM	PAR

Current
Cash in hand	261,826	64,999	87,304	52	16
Customers and distributors	303,255	44,573	750,741	-	-
Third-parties services, net	1,985	65	228	2,850	-
Dividends receivable	-	-	-	-	787
Services in progress	799	2,155	453	-	231
CRC transferred to State Government	-	-	169,283	-	-
Taxes and social contributions paid in advance	10,419	13,617	83,648	3,083	366
Material and supplies	17	6,986	18,130	2,044	-
Account for compensation of "Portion A"	-	-	183,681	-	-
Other	17,680	4,515	16,735	904	121
	595,981	136,910	1,310,203	8,933	1,521
Long-term assets
Customers and distributors	28,943	-	31,756	-	-
CRC transferred to State Government	-	-	985,858	-	-
Taxes and social contributions paid in advance	45,259	46,978	370,725	11,482	5,663
Judicial Deposits	4,648	10,589	34,227	234	-
Intercompany receivables	477,493	80,287	-	-	148,150
Account for compensation of "Portion A"	-	-	164,420	-	-
Other	3,987	5,416	35,345	-	1,694
	560,330	143,270	1,622,331	11,716	155,507
Permanent
Investments	6,045	2,257	404	-	463,144
Property, plant and equipment	3,016,776	965,707	1,751,461	175,568	208
( - ) Special liabilities	-	(7,140)	(699,808)	-	-
	3,022,821	960,824	1,052,057	175,568	463,352

Total	4,179,132	1,241,004	3,984,591	196,217	620,380

Companhia Paranaense de Energia - Capel
Third Quarter 2004 Results

Liabilities and Shareholders' equity	GER	TRA	DlS	TELECOM	PAR

Current
Loans and financing	507,552	18,673	17,172	-	-
Debentures	-	-	135,877	-	-
Suppliers	430,508	4,523	570,894	4,044	7
Taxes and social contributions	3,676	34,717	217,137	987	-
Interest on own capital	106,872	59,784	-	916	22,272
Accrued payroll costs	14,304	13,406	48,869	4,141	725
Pension plan and other post-retirement benefits	22,858	22,095	45,453	3,163	137
Regulatory charges	11,874	2,412	63,420	22	-
Customers and other	1,525	1,315	21,540	26	-
	1,099,169	156,925	1,120,362	13,299	23, 141
Long-term liabilities
Loans and financing	439,371	111,309	130,416	-	-
Debentures	-	-	448,605	-	-
Suppliers	889	-	247,523	-	-
Pension plan and other post-retirement benefits	105,669	95,037	346,751	22,083	709
Swap operations	78,636	-	-	-	-
Taxes and social contributions	-	-	60,725	-	-
Intercompany receibables	-	-	202,938	50,283	214,181
Provision for contingencies	25,118	20,580	129,329	410	-
Regulatory charges	1,588	-	-	-	-
	651,271	226,926	1,566,287	72,776	214,890
Shareholders' equity
Capital stock	2,338,932	751,989	1,607,168	120,650	330,718
Capital reserves	-	-	-	701	-
Income reserves	28,641	21,132	-	107	22,865
Income (loss)	61,119	84,032	(309,226)	(11,316)	28,766
	2,428,692	857,153	1,297,942	110,142	382,349

Total	4,179,132	1,241,004	3,984,591	196,217	620,380

Companhia Paranaense de Energia - Capel
Third Quarter 2004 Results

SUMMARIZED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2004
Translation from the original in Portuguese (amounts expressed in thousands of Brazilian Reais)

INCOME STATEMENT	GER	TRA	DlS	TELECOM	PAR

Operating revenues
Electricity sales to final customers	26,933	-	3,390,549	-	-
Electricity sales to distributors	774,134	-	127,285	-	-
Use of transnission plart	-	269,455	51,474	-	-
Telecom revenues	-	-	-	50,458	-
Equity Investment	-	-	-	-	21,663
Other revenues	11,528	1,616	34,981	3	-
Deductions from operating revenues	(64,294)	(30,321)	(1,123,853)	(7,459)	-
Net operating revenues	748,301	240,750	2,480,436	43,002	21,663
Operating expenses
Payroll and pension plan	66,207	58,960	264,678	17,804	2,566
Materials	4,662	3,657	28,469	883	7
Raw material for production of electric energy	184,880	-	-	-	-
Third-party services	33,970	9,093	110,566	3,916	373
Electricity purchase for resale	60,666	-	1,240,591	-	-
Charges for the use of transmission grid	43,784	-	337,615	-	-
Depreciation and amortization	75,893	27,352	106,331	17,930	33
Regulatory charges	44,933	628	207,355	129	-
Other expenses	2,085	4,825	57,350	1,689	(89)
	517,080	104,515	2,352,955	42,351	2,890
Result of operations	231,221	136,235	127,481	651	18,773
Financial income (expenses), with exchange rate
Rnancial income	28,975	6,150	223,335	856	13,248
Rnandal expenses	(161,818)	(9,619)	(127,619)	(561)	(1,550)
	(132,843)	(3,469)	95,716	295	11,698
Operating income (expenses)	98,378	132,766	223,197	946	30,471
Non-operating income (expenses)	300	(625)	(4,083)	(139)	79
Income (loss) before income tax	98,678	132,141	219,114	807	30,550
Income tax and social contribution	(37,559)	(48,109)	(84,323)	(668)	(1,784)
Net income (loss)	61,119	84,032	134,791	139	28,766

Statements contained in this press release may contain information which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.